Contact

www.linkedin.com/in/kimberly-kappler-fine-1a524a85 (LinkedIn)
exjudicata.com/ (Company)

Top Skills

Content Development
Speaker Recruitment
Sponsorship Sales

Kimberly Kappler Fine

Providing Lawyers with Alternative Career Options, Co-Founder, Chief Connectivity Officer
Stamford, Connecticut, United States

Summary

My partner, Neil Handwerker, and I have launched ex judicata to provide a career path for lawyer's considering, or committed, to moving from law to business, government, academia, or the non-profit sector.

ex judicata is a platform inclusive of courses, content, a career corner, and a job board specifically designed for JDs who wish to pivot.

I have worked in and around the legal industry for over three decades. I have the highest regard for the profession. With that said, it is not for everyone.

Our vision statement is "No More Unhappy Lawyers."

We are here to help. We are ex judicata.

Experience

ex judicata
Co-Founder, Chief Connectivity Officer
May 2022 - Present (2 years)
New York City Metropolitan Area

As a co-founder, my role includes anything and everything. My preverbal sleeves are rolled way up.

Overall responsibilities include content development, course creation, platform architecture & design, CRM build and oversight, strategic planning, marketing, business development, cash flow management and fundraising.

Shippan Partners LLC
Managing Director
July 2009 - Present (14 years 10 months)

Engagements:

Parichute, Non-Profit Engagement
Delta Capital Partners Management, Chief Marketing Officer, 2020 - 2022
Women Corporate Directors 2012- present
BoardNext 2016 - present
Corporate Counsel Business Journal, Managing Director - Programming - 2018 - 2022
LRN 2019 - 2020
Marsh - D&O Panel Counsel 2011- 2018
American Lawyer Media 2009-2014
NYSE Governance Services 2011 - 2015
The Conference Board - Programming - 2018 - 2020

Beecher Carlson
Senior Vice President
April 2007 - July 2009 (2 years 4 months)
New York, New York

Board of Directors' Training

Created and built a modular, ISS accredited Board of Directors' Training program. Crafted 24 educations modules. Secured over 40 nationally renowned experts for the Speakers' Bureau. Interfaced with the ISS to ensure credentialing.

Business Development

Worked diligently to build relationships with major Oil and Gas Companies. Sent information, cold called, set meetings, secured invitations to rfps.

Marketing and Public Relations

Worked with Beecher Carlson executives to showcase them at events such as the NACD, Financial Executives International (FEI), Corporate Board Member, Risk Insurance Management Society (RIMS).

Secured publishing opportunities with Executive Counsel and Corporate Board Member (web).

ALM Media, LLC
Managing Director
July 2004 - April 2007 (2 years 10 months)
New York, New York

Working with the VP of LegalTech, integrated conferences and tradeshows into a new division – ALM Events. ALM Events consists of 26 conferences and two trade shows. 23 of the 26 conferences were new to ALM.

Responsibilities include development and oversight for all conference and tradeshow content, sponsorship sales.

Conferences
• New product development – ALM Events was born in July of 2004. For 2005, 23 of the 26 conferences were new events.
• Defined a clear overall strategy based on the The Circle of Content – creating events around the magazine titles to extend the brand, this bringing content to life and in turn, generating new content to feed the magazines. For the The American Lawyer and Law Firm Inc. we created the The Definitive Law Firm Management Series in partnership with Harvard Business School Publishing, For IP Law & Business we created IP events, for Corporate Counsel Magazine we expanded the General Counsel events and created specialty events such as T3
• Interface heavily with the editors
• Oversee all content development and speaker recruitment
• Interface with faculties and attendees consisting of extremely senior level speakers including, General Counsel, Heads of Litigation, Managing Partners, CMO, CIO, CFO, EDs, CROs and Legal Technology executives
• Work hand-in-hand with our sales team to routinely surpass sponsorship goals
• Hired and trained key talent
• Created systems to database and track speaker, sponsors and attendees
• Oversee the entire speaker confirmation process
• Create Custom events for clients
• Create in house training for Boards of Directors

LegalTech

• Oversee all educational sessions

New York - held in January, this event is three days with five tracks of education each day. New York draws over 11,000 attendees and 320 exhibitors.

Los Angeles - held in June in Los Angeles, this event is two days with four tracks of education each day, LA draws 3000 attendees and 150 exhibitors

AICPA - NorthStar Conference Division
Senior Vice President
February 2002 - July 2004 (2 years 6 months)

Orchestrated acquisition by the AICPA of the Fulcrum Division of EEI Conferences, leveraging Fulcrum's expertise in the legal and financial marketplaces.

Spearhead the integration with the AICPA conference team. Major goals include: developing new conference products, incorporating legal and financial experts into existing AICPA events as speakers and sponsors, enhancing overall sponsorship of AICPA events, leveraging strengths of both teams to create ancillary products including: CDs, DVDs, web casts, and white papers.

Responsible for all aspects of conference development and implementation including, product development, assessing marketplace needs, curriculum development, speaker recruitment, copy writing, marketing, and managing the conference teams.

Responsible for continued growth of Custom Conferences Division, both through the addition of new clients, and through the delivery of increased services to existing clients.

EEI Conferences
Senior Vice President
July 2001 - February 2002 (8 months)
New York, New York

Structured the agreement with Executive Enterprises, Inc. to hire the Fulcrum team consisting of 29 conference and marketing professionals from Caliber Learning Network, Inc. This became the basis of a new division of EEI Conferences.

Responsible for all aspects of launching custom conference and in-house training initiatives including: establishing budgets, preparing commission and compensation plans, marketing products and services, transitioning all Fulcrum clients, drafting and securing contracts and managing the Fulcrum division within EEI. Also responsible for direct sales and implementation of client driven conferences and training including: cultivating clients, crafting agendas, selecting and securing speakers.

Fulcrum Division of EEI Conferences was subsequently sold to the American Institute of Certified Public Accountants (AICPA).

Fulcrum Information Services
Co-Founder and Partner
July 1995 - July 2001 (6 years 1 month)
New York, New York

Raised venture capital financing, including the initial investment of $200,000. Built company from the ground up.

Developed corporate identity: selected company name, developed logo, created brand.

Important metrics: Revenue of $11 million, 62 employees, 12,000 square feet Produced over 500 national and international business-to-business conferences; trained 38,000 senior executives; worked with 14,000 faculty members. Achieved profitability 96-99.

Strategic Planning: Established budgets, goals and benchmarks for each division. Divisions include: Conference Development, Conference Coordination, Registration, Hotel and Logistics, Marketing, Sales, Graphic Design, Web, Accounting, Customized-By and Trade Show.

Fulcrum Information Services, Inc. was acquired by Caliber Learning Network, Inc. in March of 2001.

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Education

Cornell University
Bachelors of Science, Statistics · (1983 - 1987)

Cornell University ILR School
Diversity & Inclusion Leadership Certificate · (November 2020)

Cornell Johnson Graduate School of Management

Marketing Analytics Certificate   · (June 2020)

Cornell Johnson Graduate School of Management

Digital Marketing Certificate · (August 2020)

Fordham University - Graduate School of Business Administration

Master of Business Administration (MBA), Marketing and Total Quality
Management · (1989 - 1991)